UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                           First Citizens Corporation
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                          (Title of Class of Securities)

                                   319588 10 9
                                   -----------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting a benefical ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G
                                                               Page 1 of 4 pages

CUSIP No.:  319588 10 9

1. Name of Reporting Person:

   J. Littleton Glover, Jr.

2. Check the appropriate box if a member of a Group
   (a) ____
   (b) ____

3. SEC use only

4. Citizenship or place of organization.

   USA
Number of shares of beneficially owned by each reporting person with

5. Sole voting power:
   144,123

6. Shared voting power
   24,990

7. Sole dispositive power
   144,123

8. Shared dispositive power
   24,990

9. Aggregate amount beneficially owned by each reporting person.
   169,113

10.Check box if the aggregate amount in row (9) excludes certain shares.

11.Percent of class represented by amount in row 9

   5.96%

12.Type of reporting person.

   IN

Item 1.
      (a) Name of Issuer: First Citizens Corporation
      (b) Address of Issuer's Principal Business Office: 19 Jefferson Street, Newnan, Georgia 30263


Item 2.

      (a) Name of Person Filing: J. Littleton Glover, Jr.
      (b) Address of Principal Business Office: P.O. Box 1038; Newnan, Georgia 30264
      (c) Citizenship: USA
      (d) Title of Class of Securities: Common
      (e) CUSIP Number: 319588 10 9

Item 3: If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) ___ Broker of Dealer registered under Section 15 of the Act
      (b) ___ Bank as defined in section 3(a)(19) of the act
      (c) ___ Insurance Company as defined in section 3(a)(19) of the act
      (d) ___ Investment Company registered under section 8 of the Investment Company Act
      (e) ___ Investment Advisor registered under section203 of the Investment Advisers Act of 1940
      (f) ___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sect. 240.13d-1(b)(1)(ii)(F)
      (g) ___ Parent Holding Company, in accordance with Sect. 240.13d-(b)(1)(ii)(G)
      (h) ___ Group, in accordance with Sect. 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

      (a) Amount Beneficially Owned: 169,113
      (b) Percent of Class: 5.96%
      (c) Number of shares as to which such person has:
            (i) sole power to vote or to direct the vote: 144,123
           (ii) shared power to vote or to direct the vote:  24,990
          (iii) sole power to dispose or to direct the disposition of:  144,123
           (iv) shared power to dispose or to direct the disposition of:  24,990

Item 5.  Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ___.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not applicable.

Item 8.  Identification and Classification of Members of the Group

      Not applicable.

Item 9.  Notice of Dissolution of a Group.

      Not applicable.

Item 10.  Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of sich securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

                                       SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      February 16, 1999
      ----------------------
      Date


      /s/J. Littleton Glover, Jr.
      ------------------------------
      Signature

      J. Littleton Glover, Jr., Director
      --------------------------------------
      Name/Title



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